July 9, 2024

Paul Vassilakos
Chief Executive Officer
Eightco Holdings Inc.
101 Larry Holmes Drive, Suite 313
Easton, Pennsylvania 18042

       Re: Eightco Holdings Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed April 2, 2024
           File No. 001-41033
Dear Paul Vassilakos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation